SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02029383

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
MAR 25 2002
080

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated March 22, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

333-72082
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 22, 2002.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Michael J. Tarpley
Title: Assistant Secretary

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 25 2002

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: March 22, 2002
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates
Series 2002-3)
(Exact name of registrant as specified in charter)

Delaware	333-72082	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

12855 North Outer Forty Drive, St. Louis, Missouri 63141
(Address of principal executive offices) (Zip Code)

Registrant's Telephone Number, including area code (314) 851-1467

(Former name, former address and former fiscal year, if changed since last report.)

Item 5. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2002-3

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: ______________________
Michael J. Tarpley
Assistant Secretary

Dated: March 22, 2002

EXHIBIT INDEX

January 28, 2002 10:27AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023_30S2 Class A1
Current Balance: $70,000,000.00 Current Coupon: 6.25%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

	300 PSA		5 CPR		10 CPR		15 CPR		20 CPR		30 CPR		40 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
97-15+	6.660	6.45	6.589	8.21	6.624	7.24	6.648	6.68	6.646	6.73	6.733	5.26	6.882	3.84
97-17+	6.650		6.581		6.615		6.638		6.637		6.721		6.866	
97-19+	6.640		6.573		6.606		6.629		6.627		6.709		6.849	
97-21+	6.630		6.566		6.597		6.619		6.618		6.697		6.832	
97-23+	6.620	6.46	6.558	8.22	6.588	7.25	6.610	6.69	6.608	6.73	6.685	5.27	6.816	3.84
97-25+	6.610		6.550		6.580		6.600		6.599		6.673		6.799	
97-27+	6.600		6.542		6.571		6.591		6.589		6.661		6.783	
97-29+	6.590		6.535		6.562		6.581		6.580		6.649		6.766	
97-31+	6.581	6.46	6.527	8.23	6.553	7.26	6.572	6.70	6.570	6.74	6.637	5.27	6.750	3.85
98-01+	6.571		6.519		6.545		6.562		6.561		6.625		6.733	
98-03+	6.561		6.512		6.536		6.553		6.552		6.613		6.717	
98-05+	6.551		6.504		6.527		6.544		6.542		6.601		6.700	
98-07+	6.541	6.47	6.496	8.24	6.518	7.26	6.534	6.70	6.533	6.74	6.589	5.28	6.684	3.85
98-09+	6.532		6.489		6.510		6.525		6.523		6.577		6.667	
98-11+	6.522		6.481		6.501		6.515		6.514		6.565		6.651	
98-13+	6.512		6.473		6.492		6.506		6.505		6.553		6.635	
98-15+	6.502	6.47	6.466	8.25	6.484	7.27	6.496	6.71	6.495	6.75	6.541	5.28	6.618	3.85
98-17+	6.493		6.458		6.475		6.487		6.486		6.529		6.602	
98-19+	6.483		6.450		6.466		6.478		6.477		6.517		6.585	
98-21+	6.473		6.443		6.458		6.468		6.467		6.505		6.569	
98-23+	6.463	6.48	6.435	8.26	6.449	7.28	6.459	6.71	6.458	6.76	6.493	5.29	6.553	3.86
98-25+	6.454		6.427		6.440		6.449		6.449		6.481		6.536	
98-27+	6.444		6.420		6.432		6.440		6.439		6.469		6.520	
WAL	8.767		12.722		10.394		9.224		9.387		6.843		4.629	
1st Prin	04/25/07		04/25/07		04/25/07		04/25/07		04/25/07		08/25/06		05/25/05	
Mat.	09/25/14		11/25/22		05/25/18		09/25/15		06/25/18		01/25/32		01/25/32	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

00005

February 11, 2002 09:18AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023_30S Class A2A
Current Balance: $241,554,000.00 Current Coupon: 6.25%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

Price	100 PSA Yield	100 PSA Dur	200 PSA Yield	200 PSA Dur	275 PSA Yield	275 PSA Dur	300 PSA Yield	300 PSA Dur	400 PSA Yield	400 PSA Dur	500 PSA Yield	500 PSA Dur	750 PSA Yield	750 PSA Dur
100-13+	6.149	4.57	6.059	3.07	6.002	2.54	5.985	2.41	5.924	2.05	5.870	1.81	5.756	1.45
100-15+	6.135		6.039		5.978		5.960		5.894		5.836		5.714	
100-17+	6.122		6.019		5.954		5.934		5.864		5.802		5.671	
100-19+	6.108		5.999		5.929		5.908		5.834		5.768		5.629	
100-21+	6.095	4.57	5.979	3.07	5.905	2.54	5.883	2.42	5.804	2.05	5.734	1.81	5.586	1.46
100-23+	6.081		5.958		5.881		5.857		5.774		5.700		5.544	
100-25+	6.068		5.938		5.856		5.832		5.744		5.666		5.501	
100-27+	6.054		5.918		5.832		5.806		5.714		5.632		5.459	
100-29+	6.041	4.58	5.898	3.08	5.808	2.54	5.781	2.42	5.684	2.06	5.598	1.82	5.417	1.46
100-31+	6.027		5.878		5.784		5.755		5.654		5.564		5.374	
101-01+	6.014		5.858		5.759		5.730		5.624		5.530		5.332	
101-03+	6.000		5.838		5.735		5.704		5.594		5.496		5.290	
101-05+	5.987	4.59	5.818	3.08	5.711	2.55	5.679	2.42	5.564	2.06	5.462	1.82	5.248	1.46
101-07+	5.974		5.798		5.687		5.654		5.534		5.428		5.206	
101-09+	5.960		5.778		5.663		5.628		5.504		5.395		5.163	
101-11+	5.947		5.758		5.639		5.603		5.474		5.361		5.121	
101-13+	5.933	4.59	5.739	3.08	5.615	2.55	5.578	2.42	5.445	2.06	5.327	1.82	5.079	1.46
101-15+	5.920		5.719		5.591		5.552		5.415		5.294		5.037	
101-17+	5.907		5.699		5.567		5.527		5.385		5.260		4.996	
101-19+	5.893		5.679		5.543		5.502		5.356		5.226		4.954	
101-21+	5.880	4.60	5.659	3.09	5.519	2.55	5.477	2.43	5.326	2.06	5.193	1.82	4.912	1.46
101-23+	5.867		5.639		5.495		5.451		5.296		5.159		4.870	
101-25+	5.854		5.619		5.471		5.426		5.267		5.126		4.828	
WAL	5.912		3.610		2.900		2.740		2.288		1.998		1.577	
1st Prin	04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02	
Mat.	07/25/15		10/25/09		11/25/07		05/25/07		05/25/06		09/25/05		11/25/04	

January 28, 2002 10:37AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023_30S2 Class A3
Current Balance: $27,490,400.00 Current Coupon: 6.25%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

Price	100 PSA Yield	100 PSA Dur	200 PSA Yield	200 PSA Dur	250 PSA Yield	250 PSA Dur	275 PSA Yield	275 PSA Dur	300 PSA Yield	300 PSA Dur	500 PSA Yield	500 PSA Dur	700 PSA Yield	700 PSA Dur
84-05	7.109	21.47	7.346	16.41	7.503	14.18	7.601	13.07	7.717	11.95	9.810	4.77	11.004	3.54
84-07	7.106		7.342		7.498		7.595		7.711		9.794		10.983	
84-09	7.102		7.337		7.493		7.590		7.705		9.779		10.962	
84-11	7.099		7.333		7.487		7.584		7.698		9.763		10.941	
84-13	7.095	21.47	7.328	16.41	7.482	14.19	7.578	13.07	7.692	11.95	9.748	4.77	10.921	3.55
84-15	7.092		7.324		7.477		7.573		7.686		9.732		10.900	
84-17	7.089		7.319		7.472		7.567		7.680		9.717		10.879	
84-19	7.085		7.315		7.467		7.561		7.674		9.702		10.858	
84-21	7.082	21.48	7.310	16.41	7.461	14.19	7.556	13.08	7.668	11.96	9.686	4.78	10.838	3.55
84-23	7.078		7.306		7.456		7.550		7.662		9.671		10.817	
84-25	7.075		7.301		7.451		7.545		7.655		9.655		10.796	
84-27	7.071		7.297		7.446		7.539		7.649		9.640		10.776	
84-29	7.068	21.48	7.292	16.42	7.441	14.20	7.533	13.08	7.643	11.96	9.625	4.78	10.755	3.55
84-31	7.065		7.288		7.436		7.528		7.637		9.609		10.734	
85-01	7.061		7.284		7.430		7.522		7.631		9.594		10.714	
85-03	7.058		7.279		7.425		7.517		7.625		9.579		10.693	
85-05	7.054	21.48	7.275	16.42	7.420	14.20	7.511	13.09	7.619	11.97	9.564	4.78	10.673	3.55
85-07	7.051		7.270		7.415		7.505		7.613		9.548		10.652	
85-09	7.048		7.266		7.410		7.500		7.607		9.533		10.632	
85-11	7.044		7.261		7.405		7.494		7.600		9.518		10.611	
85-13	7.041	21.48	7.257	16.42	7.400	14.20	7.489	13.09	7.594	11.97	9.503	4.78	10.591	3.55
85-15	7.037		7.252		7.395		7.483		7.588		9.487		10.570	
85-17	7.034		7.248		7.389		7.478		7.582		9.472		10.550	
WAL	23.476		18.617		16.472		15.416		14.265		5.026		3.746	
1st Prin	12/25/19		06/25/14		12/25/11		09/25/10		10/25/09		09/25/06		08/25/05	
Mat.	01/25/32		01/25/32		01/25/32		01/25/32		01/25/32		01/25/08		04/25/06	

SUPPLEMENT TO COMPUTATIONAL MATERIALS

Pass-Through Rate:	6.250%
Weighted Average Gross Coupon:	6.888%
Collateral Balance:	400,000,000.00
Original Term:	360
Remaining Term:	358
Dated Date:	March 01, 2002
Settlement Date:	March 28, 2002
First Distribution Date:	April 25, 2002

Class	Type	Size	Coupon	Prin Period	WAL
A1		70,000,000	6.25%	04/07-09/14	8.77
A2		293,109,600	6.25%	04/02-10/09	3.35
A3		27,490,400	6.25%	10/09-01/32	14.27
B		9,400,000	6.25%	04/02-01/32	10.45

March 04, 2002 09:16AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023_15BO Class 2A2
Current Balance: $167,410,000.00 Current Coupon: 6%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-02	5.972	4.46	5.946	3.58	5.933	3.25	5.921	2.99	5.896	2.58	5.874	2.29	5.823	1.83
100-04	5.958		5.929		5.914		5.900		5.872		5.847		5.790	
100-06	5.944		5.912		5.895		5.879		5.848		5.819		5.756	
100-08	5.930		5.894		5.876		5.858		5.824		5.792		5.722	
100-10	5.916	4.47	5.877	3.58	5.857	3.26	5.838	2.99	5.800	2.58	5.765	2.29	5.688	1.84
100-12	5.902		5.860		5.838		5.817		5.776		5.738		5.654	
100-14	5.889		5.842		5.819		5.796		5.752		5.711		5.620	
100-16	5.875		5.825		5.800		5.776		5.728		5.684		5.587	
100-18	5.861	4.47	5.808	3.59	5.781	3.26	5.755	2.99	5.704	2.59	5.657	2.29	5.553	1.84
100-20	5.847		5.791		5.762		5.734		5.680		5.630		5.519	
100-22	5.833		5.773		5.743		5.714		5.657		5.603		5.486	
100-24	5.819		5.756		5.724		5.693		5.633		5.576		5.452	
100-26	5.806	4.48	5.739	3.59	5.705	3.27	5.672	3.00	5.609	2.59	5.550	2.30	5.419	1.84
100-28	5.792		5.722		5.687		5.652		5.585		5.523		5.385	
100-30	5.778		5.705		5.668		5.631		5.561		5.496		5.352	
101-00	5.764		5.688		5.649		5.611		5.537		5.469		5.318	
101-02	5.751	4.49	5.670	3.60	5.630	3.27	5.590	3.00	5.514	2.59	5.442	2.30	5.285	1.84
101-04	5.737		5.653		5.611		5.570		5.490		5.416		5.251	
101-06	5.723		5.636		5.592		5.549		5.466		5.389		5.218	
101-08	5.710		5.619		5.574		5.529		5.443		5.362		5.185	
101-10	5.696	4.49	5.602	3.60	5.555	3.28	5.508	3.01	5.419	2.60	5.336	2.30	5.151	1.84
101-12	5.682		5.585		5.536		5.488		5.395		5.309		5.118	
101-14	5.669		5.568		5.517		5.467		5.372		5.282		5.085	
101-16	5.655		5.551		5.499		5.447		5.348		5.256		5.052	
WAL	5.661		4.334		3.870		3.500		2.957		2.584		2.022	
1st Prin	04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02	
Mat.	03/25/14		02/25/12		02/25/11		04/25/10		10/25/08		10/25/07		03/25/06	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

March 04, 2002 09:16AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023_15BO Class 2A2
Current Balance: $167,410,000.00 Current Coupon: 6%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-18	5.641	4.50	5.534	3.61	5.480	3.28	5.427	3.01	5.325	2.60	5.229	2.31	5.018	1.85
101-20	5.628		5.517		5.461		5.406		5.301		5.203		4.985	
101-22	5.614		5.500		5.443		5.386		5.277		5.176		4.952	
WAL	5.661		4.334		3.870		3.500		2.957		2.584		2.022	
1st Prin	04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02		04/25/02	
Mat.	03/25/14		02/25/12		02/25/11		04/25/10		10/25/08		10/25/07		03/25/06	

March 06, 2002 10:38AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023Y Class 2A3
Current Balance: $9,903,300.00 Current Coupon: 6%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
96-19+	6.416	8.87	6.442	8.24	6.460	7.85	6.482	7.42	6.535	6.57	6.597	5.79	6.780	4.29
96-21+	6.409		6.434		6.452		6.474		6.525		6.586		6.765	
96-23+	6.401		6.426		6.444		6.465		6.516		6.575		6.750	
96-25+	6.394		6.419		6.436		6.456		6.506		6.564		6.735	
96-27+	6.387	8.88	6.411	8.25	6.428	7.85	6.448	7.43	6.496	6.58	6.553	5.79	6.720	4.29
96-29+	6.380		6.403		6.420		6.439		6.486		6.542		6.706	
96-31+	6.372		6.395		6.411		6.431		6.477		6.531		6.691	
97-01+	6.365		6.387		6.403		6.422		6.467		6.520		6.676	
97-03+	6.358	8.89	6.380	8.26	6.395	7.86	6.413	7.43	6.457	6.58	6.509	5.80	6.661	4.29
97-05+	6.351		6.372		6.387		6.405		6.447		6.498		6.646	
97-07+	6.344		6.364		6.379		6.396		6.438		6.487		6.631	
97-09+	6.336		6.356		6.371		6.387		6.428		6.476		6.616	
97-11+	6.329	8.89	6.349	8.26	6.362	7.87	6.379	7.44	6.418	6.59	6.465	5.80	6.601	4.30
97-13+	6.322		6.341		6.354		6.370		6.409		6.454		6.586	
97-15+	6.315		6.333		6.346		6.362		6.399		6.443		6.571	
97-17+	6.308		6.325		6.338		6.353		6.389		6.432		6.557	
97-19+	6.301	8.90	6.318	8.27	6.330	7.87	6.345	7.45	6.380	6.59	6.421	5.81	6.542	4.30
97-21+	6.293		6.310		6.322		6.336		6.370		6.410		6.527	
97-23+	6.286		6.302		6.314		6.327		6.360		6.399		6.512	
97-25+	6.279		6.295		6.306		6.319		6.351		6.388		6.497	
97-27+	6.272	8.91	6.287	8.28	6.298	7.88	6.310	7.45	6.341	6.60	6.377	5.81	6.483	4.30
97-29+	6.265		6.279		6.290		6.302		6.331		6.366		6.468	
97-31+	6.258		6.272		6.282		6.293		6.322		6.355		6.453	
98-01+	6.251		6.264		6.274		6.285		6.312		6.344		6.438	
WAL	13.411		12.048		11.241		10.417		8.858		7.524		5.196	
1st Prin	03/25/14		02/25/12		02/25/11		04/25/10		10/25/08		10/25/07		03/25/06	
Mat.	02/25/17		01/25/17		01/25/17		12/25/16		07/25/16		09/25/15		04/25/11	

March 06, 2002 10:38AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023Y Class 2A3
Current Balance: $9,903,300.00 Current Coupon: 6%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
98-03+	6.243	8.91	6.256	8.28	6.265	7.88	6.276	7.46	6.302	6.60	6.333	5.81	6.424	4.30
98-05+	6.236		6.249		6.257		6.268		6.293		6.322		6.409	
98-07+	6.229		6.241		6.249		6.259		6.283		6.311		6.394	
WAL	13.411		12.048		11.241		10.417		8.858		7.524		5.196	
1st Prin	03/25/14		02/25/12		02/25/11		04/25/10		10/25/08		10/25/07		03/25/06	
Mat.	02/25/17		01/25/17		01/25/17		12/25/16		07/25/16		09/25/15		04/25/11	

March 06, 2002 10:52AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023Y Class 2A3
Current Balance: $9,903,300.00 Current Coupon: 6%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

	300 PSA		6 CPR		8 CPR		10 CPR		12 CPR		20 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
96-19+	6.482	7.42	6.418	8.82	6.426	8.61	6.437	8.36	6.450	8.07	6.525	6.73
96-21+	6.474		6.411		6.419		6.429		6.442		6.515	
96-23+	6.465		6.403		6.411		6.421		6.434		6.505	
96-25+	6.456		6.396		6.404		6.414		6.426		6.496	
96-27+	6.448	7.43	6.389	8.83	6.396	8.62	6.406	8.36	6.418	8.08	6.486	6.73
96-29+	6.439		6.381		6.389		6.398		6.410		6.477	
96-31+	6.431		6.374		6.381		6.391		6.402		6.467	
97-01+	6.422		6.367		6.374		6.383		6.394		6.458	
97-03+	6.413	7.43	6.360	8.84	6.367	8.62	6.375	8.37	6.386	8.08	6.448	6.74
97-05+	6.405		6.352		6.359		6.368		6.378		6.439	
97-07+	6.396		6.345		6.352		6.360		6.370		6.429	
97-09+	6.387		6.338		6.344		6.353		6.362		6.420	
97-11+	6.379	7.44	6.331	8.84	6.337	8.63	6.345	8.38	6.355	8.09	6.410	6.74
97-13+	6.370		6.323		6.330		6.337		6.347		6.401	
97-15+	6.362		6.316		6.322		6.330		6.339		6.391	
97-17+	6.353		6.309		6.315		6.322		6.331		6.382	
97-19+	6.345	7.45	6.302	8.85	6.307	8.64	6.314	8.38	6.323	8.10	6.372	6.75
97-21+	6.336		6.295		6.300		6.307		6.315		6.363	
97-23+	6.327		6.287		6.293		6.299		6.307		6.354	
97-25+	6.319		6.280		6.285		6.292		6.299		6.344	
97-27+	6.310	7.45	6.273	8.86	6.278	8.65	6.284	8.39	6.292	8.10	6.335	6.75
97-29+	6.302		6.266		6.271		6.277		6.284		6.325	
97-31+	6.293		6.259		6.263		6.269		6.276		6.316	
98-01+	6.285		6.252		6.256		6.261		6.268		6.307	
WAL	10.417		13.301		12.831		12.290		11.694		9.151	
1st Prin	04/25/10		01/25/14		03/25/13		05/25/12		08/25/11		11/25/08	
Mat.	12/25/16		02/25/17		02/25/17		02/25/17		01/25/17		09/25/16	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

March 06, 2002 10:52AM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CIT023Y Class 2A3
Current Balance: $9,903,300.00 Current Coupon: 6%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

	300 PSA		6 CPR		8 CPR		10 CPR		12 CPR		20 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
98-03+	6.276	7.46	6.244	8.87	6.249	8.65	6.254	8.40	6.260	8.11	6.297	6.76
98-05+	6.268		6.237		6.241		6.246		6.252		6.288	
98-07+	6.259		6.230		6.234		6.239		6.245		6.278	
WAL	10.417		13.301		12.831		12.290		11.694		9.151	
1st Prin	04/25/10		01/25/14		03/25/13		05/25/12		08/25/11		11/25/08	
Mat.	12/25/16		02/25/17		02/25/17		02/25/17		01/25/17		09/25/16	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

00014

March 21, 2002 02:06PM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CMSI0203 Class AA
Current Balance: $6,912,002.00 Current Coupon: 6.166%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

Price	300 PSA Yield	300 PSA Dur
94-30	6.972	6.48
94-31	6.967	
95-00	6.962	
95-01	6.957	
95-02	6.952	6.49
95-03	6.947	
95-04	6.942	
95-05	6.936	
95-06	6.931	6.49
95-07	6.926	
95-08	6.921	
95-09	6.916	
95-10	6.911	6.50
95-11	6.906	
95-12	6.901	
95-13	6.896	
95-14	6.891	6.50
WAL	9.431	
1st Prin	04/25/02	
Mat.	11/25/31	

'300 PSA': 300 PSA(300.0)

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

March 21, 2002 02:07PM
Settlement: March 28, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CMSI0203 Class A
Current Balance: $2,404,174.00 Current Coupon: 6.166%

Merrill Lynch & Company
HyperStruct
Next Payment: April 25, 2002

No default scenario exists

Scenario Assumption

	300 PSA	
Price	Yield	Dur
93-23	7.171	6.44
93-24	7.166	
93-25	7.160	
93-26	7.155	
93-27	7.150	6.45
93-28	7.145	
93-29	7.140	
93-30	7.135	
93-31	7.130	6.45
94-00	7.124	
94-01	7.119	
94-02	7.114	
94-03	7.109	6.46
94-04	7.104	
94-05	7.099	
94-06	7.094	
94-07	7.089	6.46
WAL	9.431	
1st Prin	04/25/02	
Mat.	11/25/31	

'300 PSA': 300 PSA(300.0)

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.